Exhibit 99.1

Not for dissemination in the United States or through U.S. newswires

October 5, 2012

SilverCrest Mines Announces Increase in Bought Deal to $30 Million

Vancouver, British Columbia – SilverCrest Mines Inc. (TSX VENTURE:SVL)(NYSE MKT:SVLC) (the "Company"), is pleased to announce that it has entered into an amended agreement with a syndicate of underwriters led by Dundee Securities Ltd., and including Canaccord Genuity Corp. (the “Underwriters”), to purchase 11,765,000 common shares of the Company (the "Common Shares") at a price of $2.55 per Common Share for gross proceeds of $30,000,750 on a bought deal basis (the "Amended Offering").

The Company has also granted the Underwriters an over-allotment option to increase the size of the Amended Offering by up to an additional 15%, such option being exercisable in whole or in part at any time prior to 30 days after the closing of the Amended Offering.

The net proceeds from the Amended Offering will be used to eliminate the remainder of the Company’s gold hedge commitments and for general corporate purposes including working capital.

Closing of the Amended Offering is anticipated to occur on or about October 30, 2012 (the "Closing Date") and is subject to the receipt of applicable regulatory approvals including approval of the TSX Venture Exchange.

The Underwriters will receive a cash commission on the Closing Date equal to 5.5% of the gross proceeds of the Amended Offering.

The Common Shares will be offered in all provinces of Canada (except Quebec) by way of a short form prospectus.

SilverCrest Mines Inc. (TSX VENTURE:SVL)(NYSE MKT:SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company's anticipated results and developments in the Company's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company's ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company's status as a foreign private issuer in the United States; risks related to all of the Company's properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company's forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

J. Scott Drever, President
SILVERCREST MINES INC.
FOR FURTHER INFORMATION PLEASE CONTACT:
 SilverCrest Mines Inc. Fred Cooper  (604) 694-1730 ext. 108 or Toll Free:
1-866-691-1730 (604) 694-1761(FAX) info@silvercrestmines.com
www.silvercrestmines.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.